YASHENG GROUP

From : YaSheng Group
805 Veterans Blvd., 228
Redwood City, CA 94063
Tel-650-363-8345
 Fax-650-3630462
Yasheng@yashenggroup.com
September 3, 2012

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining
Securities and Exchange Commission
Washington, D.C. 20549

 Re:                     Comment letter from SEC dated July 23, 2012 and August 24, 2012
             Form 10-K/2A for fiscal year ended
        December 31, 2010
         Originally filed April 5, 2011
         File No. 000-31899, and
Form 10K-1A for fiscal year ended
December 31, 2012, and
Form 10-QA for quarter ended March 31, 2012

Dear Ms. Jenkins:

This letter is in response to your two comment letters referenced above.  In this response and all others pertaining to the comments mentioned herein we (the company) acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission.

Amendment No. 3 to Form 10-K for Fiscal Year Ended December 31, 2010

General

1.	Please further amend your Form 10-K to be consistent with your supplemental response filed May 2, 2012 which addresses our prior comments 1 and 2 of our comment letter dated March 5, 2012.

The May 2, 2012 letter related to additional disclosure under Risks of doing Business in PRC and Item 9A(T).  These additional disclosures have been added to the 10-K as amended 12-31-2010.  They will state as follows.

Under Risk of doing business in PRC:

Our Accounting Personnel have limited experience with US GAAP

Our accounting personnel have been predominately educated and trained in PRC GAAP which is different from International GAAP and US GAAP.  This lack of experience and training could cause possible confusion in the application of US GAAP, weaknesses in internal control, and cause delays in the financial statement preparation process.

Under Item 9A:

ITEM 9A (T). CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, we conducted an evaluation, under the supervision and with the participation of our management, including Chief Executive Officer and Principal Accounting Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”), to ensure that information required to be disclosed by the company in the reports filed or submitted by us under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms, and (2) accumulated and communicated to our management, including our Chief Executive Officer and Principal Accounting Officer, or persons performing similar functions, to allow timely decisions regarding required disclosure.

In our last annual report for fiscal year 2009, we concluded our disclosure controls and procedures were not effective because we did not timely file our periodic reports. However, on August 13, 2010 we completed filing our past due periodic reports. What’s more, the company took active actions to remedy its disclosure controls and procedures, including but without limitation to, allocate more management and financial personnel with U.S. GAAP experience and outside financial counsels as well as supporting staff, to maintain and reinforce our internal controls and procedures. We monitor the disclosure controls and procedures through our internal self-assessments program. As a result, our reports have been filed on a timely basis after we finished filing our past due reports. Based on their evaluation, our Chief Executive Officer and Principal Accounting Officer concluded that as of December 31, 2010, our disclosure controls and procedures were not effective.

Management’s Annual Report on Internal Control over Financial Reporting.

History

In 2004 GanSu Yasheng Salt Industrial Group established Yasheng Group, a California Corporation to prepare for a listing on a U.S. public exchange, access international markets, and implement the company’s expansion plans.

On July 16, 2004, the Company entered into an agreement to acquire Nicholas Investment Company, and subsequently assumed its reporting requirements under the Exchange Act.

Subsequent to the acquisition and pursuant to Rule 12g-3(a) of the General Rules and Regulations of the Securities and Exchange Commission, we elected to become the successor issuer to Nicholas Investment Company, Inc., for reporting purposes under the Securities and Exchange Act of 1934, and elected to report under the Exchange Act effective July 16, 2004.

Due to a lack of the PCAOB registered auditor, on September 6, 2006,  we filed Form 15-12g, required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934.   On March 15, 2010, we started this process by filing our Form 10-K for the fiscal year ending December 31, 2004. On August 13, 2010, we finished our past due filings.

Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on that evaluation, our management concluded that our internal control over financial reporting was not effective as of December 31, 2010.

As a Smaller Reporting Company, the Company is exempt from Section 404(b) of the Sarbanes-Oxley Act of 2002 which requires the independent auditor of a public company to issue an attestation report on the Company’s internal control over financial reporting and management’s assessment of those controls under Section 404(a).

Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, do not expect that our internal control over financial reporting will prevent all errors and all frauds. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurances that all control issues and instances of fraud, if any, within our Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

                  The Hongxin CPA, an independent registered public accounting firm, has audited the consolidated financial statements of Yasheng Group for the fiscal year ended December 31, 2010, in accordance with the auditing standards generally accepted in the United States of America and with accounting principles generally accepted in the United States of America.

Changes in Internal Control over Financial Reporting

Since the first quarter of our 2010 fiscal year, we began to implement the remedial measures described above; including but without limitations to: hiring financial professionals and supporting staff in both U.S. and China; intensifying the interaction and cooperation between our U.S. and China offices; launching special employee training sessions with a focus on internal control; enhancing the design and documentation of our internal control policies and procedures to ensure appropriate controls over our financing reporting.  This is an on-going process to improve our internal control and is not completed.

Excepted as described above, there were no changes in our internal control over financial reporting during our fiscal year of 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Risk Factors, page 26

2.
As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC.  The PCAOB however, is currently unable to inspect their audit work and practices of your auditor.  As a result of this obstacle, investors in U.S. markets who rely on your auditor’s audit reports are deprived of the benefits of PCAOB inspections of auditors.  There, please state this fact under a separate risk factor heading.  Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor’s audits and its quality control procedures.

Paragraphs will be included in the filings of the Company from the 10-K 2010, 10-K 2011 and all other filings going forward.

Lack of PCAOB Auditor Oversight Risk and Concerns

As a public company, we are required by the Sarbanes-Oxley law to be audited by a PCAOB registered auditor.  Our auditor is based in China and has registered with the PCAOB.  One of the requirements of this registration is to be inspected on a periodic basis by the PCAOB.  These inspections include reviewing of the actual audit work papers prepared by our auditors as well as a review of the quality control procedures of our auditor.  The SEC and the PCAOB are endeavoring to arrive at a mutual understanding as to auditor inspections with the Chinese Government.  The Chinese government up until the filing of this quarterly report has not allowed the PCAOB inspectors to review the work papers of our auditor.

(See web site
www.pcaobus.eog.International/pages?IssuerClientsWithoutAccessList.aspx).

Regular inspections by the PCAOB of public company auditors was one of the corner stones of the Sarbanes-Oxley law.  The lack of inspections is contrary to US law and deprives the current and future shareholders of any and all benefits that would be derived by this important auditor oversight.  This lack of oversight and the added expenses associated with inspections, also puts any US based audit firm in a distinct disadvantage when competing with a Chinese based audit firm for work in China.

Financial Statements

General

3.
Please label each column of your financials statements as restated for all years impacted by the restatement of your shelterbelt account in the amended Form 10-K for fiscal year 2010 as required by FASB ASC 250-10-50-7.  In connection with this restatements, please file an Item 4.02 Form 8-K immediately related to such restatement or tell us why such filing is not required.

The amended 10-K will included the words restated” over the appropriate columns.  An 8-K explaining the amendment 10-K will be filed prior to the actual filing of this amended 10-K.

Form 10-K for fiscal Year Ended December 31, 2011

4.
Please amend your Form 10-K and your Form 10-Q for the quarter ended March 31, 2012 to be consistent with your supplemental response filed May 2, 2012 which addresses our prior comments 1 and 2 of our comment letter dated March 5, 2012.

The amended filing includes the additions mentioned above with additional disclosures for “Risks of Doing Business in PRC” and “Item 9A (T) Controls and Procedures”

5.	Please amend your filing to include the signature of your Principal Accounting Officer. If Mr. Zhuang performs this function, please amend your filing to include this capacity under his signature.

Mr. Zhuang’s titles have been corrected to include “Principal Accounting Officer”.

Thank you allowing us to respond and clarify.

Sincerely,
Changsheng Zhou
/Changsheng Zhou/

Chief Executive Officer,
Yasheng Group